

May 1, 2013

<u>Via E-mail</u>
Mr. James O. McKenna
Chief Financial Officer
Forward Industries, Inc.
477 Rosemary Avenue, Suite 217-219
West Palm Beach, Florida 33410

      RE: **Forward Industries, Inc.**
             Form 10-K for the Year Ended September 30, 2012
             Filed December 20, 2012
             Form 10-K/A for the Year Ended September 30, 2012
             Filed March 7, 2013
             Form 10-K/A for the Year Ended September 30, 2012
             Filed April 19, 2013
             Response dated April 19, 2013
             File No. 1-34780

Dear Mr. McKenna:

      We have reviewed your response letter dated April 19, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended September 30, 2012</u>

<u>Product Supply, page 8</u>

1. We note your response to comment two of our letter dated April 8, 2013. To the extent that you continue to enter into commercial purchase transactions directly with your suppliers (including the supplier that accounted for approximately 54% and 58% of your OEM product purchases in fiscal years 2012 and 2011), as opposed to Forward Industries Asia Pacific Corporation acting as your exclusive buying agent, in future filings you should disclose the names of such suppliers to the extent material to an understanding of your business. Refer to

Item 101(h)(4)(v) of Regulation S-K. The materiality analysis should not hinge on the size of these suppliers and whether or not you believe they are unknown to United States' investors, but rather on how materially the loss of these suppliers may affect your business. In this regard, we note your response to comment two in your letter dated March 25, 2013.

Form 10-K/A for the Year Ended September 30, 2012

Executive Compensation, page 5

Summary Compensation Table, page 5

2. We note your response to comment five of our letter dated April 8, 2013. Since the amendment to the employment agreement appears to affect Mr. McKenna's fiscal year 2013 compensation, it is unclear why you have disclosed a portion of his relocation bonus as earned in fiscal year 2012. In this regard we note that (i) the amendment to Mr. McKenna's employment agreement was effective on October 26, 2012, following the end of fiscal year 2012, (ii) his salary reduction took effect on November 1, 2012 and that his relocation bonus was given in "recognition of [Mr. McKenna]'s reduction in salary and relocation" and that (iii) this bonus would be used to offset *future* bonuses Mr. McKenna may earn between the date of the amendment and September 2014 [emphasis added] (refer to Section 7 of the amendment). These provisions appear to demonstrate that the relocation bonus did not represent compensation earned in fiscal year 2012. Furthermore, based on your "Properties" disclosure on page 14 of your annual report, it appears that the executive offices were relocated in September 2012. Considering that the total bonus amount was to be fully paid within 10 days of the execution of the amendment, it appears that the full bonus amount should be disclosed as earned and paid in fiscal year 2013. Please revise your Summary Compensation Table in future filings accordingly and also include brief narrative disclosure, or cross reference the section of the filing, describing the material factors necessary to an understanding of the information disclosed in the table, such as the reasons for the relocation bonus awarded to Mr. McKenna. See Item 402(o) of Regulation S-K.

You may contact Erin Jaskot, Staff Attorney at (202) 551-3442 or Era Anagnosti, Staff Attorney at (202) 551-3369, if you have any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief